

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)167(JY)

30th May, 2003


03022305

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements published by BOC Hong Kong (Holdings) Limited in the press in Hong Kong for your attention:

(a) announcement dated 28th May, 2003 in relation to the change of Chairman and Chief Executive; and
(b) announcement dated 29th May, 2003 in relation to poll results.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

SCMP 2003.5.29



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

CHANGE OF CHAIRMAN & CHIEF EXECUTIVE

With effect from 28th May, 2003, Mr. Xiao Gang has been appointed as Chairman of the Company and Mr. He Guangbei has been appointed as Vice Chairman, Executive Director and Chief Executive of the Company. Mr. Liu Mingkang and Mr. Liu Jinbao have resigned from all their respective positions in the Company, with effect from the same day.

The Directors of the Company hereby announce that with effect from 28th May, 2003, Mr. Xiao Gang (肖鋼) has been appointed as Chairman and Non-executive Director of the Company in the place of Mr. Liu Mingkang (劉明康) and Mr. He Guangbei (和廣北) has been appointed as Vice Chairman, Executive Director and Chief Executive of the Company in the place of Mr. Liu Jinbao (劉金寶). Mr. Liu Mingkang resigned as Chairman and Non-executive Director and Mr. Liu Jinbao resigned as Vice Chairman, Executive Director and Chief Executive of the Company, both with effect from the same day.

During his tenure as the Chairman of the Company, Mr. Liu has successfully led the merger and restructuring of Bank of China (Hong Kong), established a sound corporate governance framework and laid a solid foundation for the future development of Bank of China (Hong Kong). The Directors are grateful to Mr. Liu Mingkang for his contribution to the development of Bank of China (Hong Kong) and wish him every success in his new endeavour.

Mr. Liu Jinbao has served Bank of China (Hong Kong) for six years with his extensive experience in bank management. During his tenure as Chief Executive of Bank of China Hong Kong-Macau Regional Office and Vice Chairman/Chief Executive of the Company, Mr. Liu has done a lot of work for the development and the restructuring and listing of Bank of China (Hong Kong). The Directors are grateful to Mr. Liu Jinbao for his efforts in the development of Bank of China (Hong Kong).

Mr. Xiao Gang was born in Changsha, Hunan province, in 1958. He graduated from Renmin University of China with a Master's Degree in Law. Mr. Xiao joined the People's Bank of China ("PBOC") in 1981 and served successively as Director of the Research Bureau, Head of the China Foreign Exchange Trading Center, and in October 1996, Assistant Governor. During this period, he also served as Director of the Planning and Treasury Department, Director of the Monetary Policy Department and President of Guangdong Branch of PBOC, and Director of the Guangdong Branch of the State Administration of Foreign Exchange. Mr. Xiao served as Deputy Governor of PBOC from October 1998 to March 2003 and was appointed Chairman and President of Bank of China with effect from March 2003. The Directors welcome Mr. Xiao to join the Board and will work closely with Mr. Xiao to achieve the Group's overall objective of maximising shareholder value.

Mr. He Guangbei was born in Beijing in 1954. He graduated from the Beijing Second Foreign Languages Institute in 1979 with a Bachelor's degree and obtained a Master's degree in international management studies from the University of Texas in 1985. Since June 2002, Mr. He has been appointed non-executive Director of the Company and member of the Audit Committee of the Board of Directors of the Company. He is also an Executive Vice President of Bank of China, the Chairman of Chiyu Banking Corporation Limited and a director of BOC International Holdings Limited. Mr. He was an Executive Assistant President of Bank of China from 1998 to 2000 and General Manager of the Treasury Department of Bank of China from 1996 to 1998. The Directors welcome Mr. He's appointment as the Chief Executive and hope that under his leadership, the business operations and management of the Company will be further enhanced.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 28th May, 2003

File No. 82-34675

The Standard 2003.5.29



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Annual General Meeting held on 29th May, 2003
Poll Results

BOC Hong Kong (Holdings) Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 29th May, 2003 as follows:

	Resolutions	No. of Votes (%)	
		For	Against
1.	To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2002.	8,234,158,560 (99.9997%)	25,672 (0.0003%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31st December, 2002.	8,239,169,594 (99.9998%)	19,000 (0.0002%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(aa)	To elect Mr. XIAO Gang as a Director of the Company.	8,064,235,064 (99.9999%)	6,007 (0.0001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(a)	To re-elect Mr. LI Zaohang as a Director of the Company.	8,238,105,644 (99.9870%)	1,072,052 (0.0130%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(b)	To re-elect Mr. HE Guangbei as a Director of the Company.	8,238,101,174 (99.9869%)	1,077,520 (0.0131%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(c)	To re-elect Mr. SHAN Weijian as a Director of the Company.	8,238,087,074 (99.9867%)	1,092,020 (0.0133%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3(d)	To fix the remuneration of the Directors at HK$200,000 per Director per annum and authorise the Board of Directors to vary the same.	8,238,222,943 (99.9884%)	956,100 (0.0116%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint PricewaterhouseCoopers as Auditors of the Company and authorise the Board of Directors to determine their remuneration.	8,239,149,594 (99.9996%)	30,700 (0.0004%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To grant a general mandate to the Board of Directors to allot, issue and deal with additional shares in the Company, not exceeding twenty per cent of the issued share capital of the Company as at the date of this Resolution.	8,209,681,895 (98.6741%)	110,311,692 (1.3259%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent of the issued share capital of the Company as at the date of this Resolution.	8,239,126,594 (99.9994%)	51,000 (0.0006%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
7.	To extend the general mandate granted by Resolution 5 by adding thereto the shares purchased pursuant to the general mandate granted by Resolution 6.	8,209,981,813 (98.6778%)	110,005,802 (1.3222%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 29th May, 2003